VIA EDGAR AND OVERNIGHT MAIL

June 15, 2006

Mr. Daniel L. Gordon

Branch Chief, Division of Corporation Finance

Mail Stop 4561

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re.	Wells Real Estate Fund II-OW
Form 10-K for the year ended December 31, 2005
Filed March 29, 2006
File No. 0-17876

Dear Mr. Gordon:

We have considered the comments related to the above-referenced filing included in your letter dated April 27, 2006 and have provided our responses below:

Fund I and Fund II Tucker Financial Statements

Balance Sheets, page F-17

Comment:

1.	Please tell us whether or not you evaluated the Heritage Place Building for potential impairment during 2005. If so, please tell us how you determined that the value of the building was not impaired, given the occupancy of the building for the last several years. Additionally, tell us whether the property is still under contract, and the proposed purchase price for the property.

Response:

1.	We evaluated the Heritage Place Building for potential impairment on a quarterly basis during 2005. In conducting our evaluations, we applied the following procedures based on the guidance provided in Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets,(“SFAS No. 144”) for properties to be held and used as of each calendar quarter-end during 2005:

a.	We first considered whether the Heritage Place Building exhibited any indicators of impairment, such as weakening in local market conditions, structural problems, low current or future occupancy levels, deterioration of tenant creditworthiness, and/or significant planned capital expenditures. As of each calendar quarter-end, we determined that certain indicators of impairment were present, the most prominent of which were low occupancy and significant planned capital expenditures related to future re-leasing.

Wells Real Estate Fund II-OW

File No. 0-17876

June 15, 2006

b.	We then estimated future undiscounted cash flows from the operation and disposition of the Heritage Place Building using a probability-weighting approach. As of December 31, 2005, we calculated a weighted-average estimate of future cash flows based on the following scenarios and probabilities: (i) incur leasing costs to increase occupancy to 100% and hold for 2 years (75%), and (ii) sell the building vacant in the near-term without incurring leasing costs (25%). The estimates of leasing costs and sale prices used in the above calculation were derived from input provided by members of the Wells Asset Management team who are familiar with the local market dynamics.

As of each calendar quarter-end, we noted that the weighted-average estimate of future cash flows for the Heritage Place Building exceeded the respective carrying values. Therefore, under the provisions of SFAS No. 144 for properties to be held and used, we concluded that the Heritage Place Building was not impaired during 2005.

In accordance with SFAS No. 144’s requirement to test long-lived assets for recoverability whenever an event or change in circumstances indicates that the carrying amounts may not be recoverable, we reevaluated Heritage Place Building using the guidance provided in SFAS No. 144 for properties to be disposed of by sale upon entering into a contract to sell the Heritage Place Building in March 2006. As of March 31, 2006, we reevaluated the recoverability of the carrying value of the Heritage Place Building based on the contracted sale price of $4,215,000, less estimated costs of sale, and concluded that the Heritage Place Building was impaired by approximately $800,000. Accordingly, we recorded an impairment loss, which reduced the carrying value of the Heritage Place Building by approximately $800,000 as of March 31, 2006. The sale of the Heritage Place Building closed on May 10, 2006 and resulted in a loss on sale of approximately $8,000 due to revisions to the estimated costs of sale. The factors prompting the recognition of an impairment loss on the Heritage Place Building and the method used to calculate such loss are disclosed in our March 31, 2006 Form 10-Q.

Fund II and Fund II-OW Financial Statements

Balance Sheets, page F-29

Comment:

2.	Please tell us whether or not you evaluated the Louis Rose Building for potential impairment during 2005. If so, please tell us how you determined that the value of the building was not impaired, given the inability to lease the building for the last several years. The Louis Rose Building exhibited indicators of impairment, the most notable of which is the fact that the property has been vacant since 2001 without serious prospective tenants during 2005.

Response:

2.	We evaluated the Louis Rose Building for potential impairment on a quarterly basis during 2005. In conducting our evaluations, we applied the following procedures based on the guidance provided in SFAS No. 144 for properties to be held and used as of each calendar quarter-end during 2005:

a.	We first considered whether the Louis Rose Building exhibited any indicators of impairment and determined that certain indicators of impairment were present as of each calendar quarter-end, the most prominent of which were being vacant and having significant planned capital expenditures related to future re-leasing.

b.	We then estimated future undiscounted cash flows from the operation and disposition of the Louis Rose Building using a probability-weighting approach. As of December 31, 2005, we calculated a

Wells Real Estate Fund II-OW

File No. 0-17876

June 15, 2006

weighted-average estimate of future cash flows based on the following scenarios and probabilities: (i) incur costs to lease 100% of the building to two speculative tenants and hold for 2 years (50%), (ii) incur costs to lease 100% of the building to one speculative tenant and hold for 2 years (25%), and (iii) sell building vacant in the near-term without incurring leasing costs (25%). The estimates of leasing costs and sale prices used in the above calculation were derived from input provided by members of the Wells Asset Management team who are familiar with the local market dynamics.

As of each calendar quarter-end, we noted that the weighted-average estimate of future cash flows for the Louis Rose Building exceeded the respective carrying values. Therefore, under the provisions of SFAS No. 144 for properties to be held and used, we concluded that the Louis Rose Building was not impaired during 2005. We noted that the excess of the estimate of future cash flows over carrying value was primarily attributable to the length of our holding period. We acquired the Louis Rose Building in 1988 and had recovered approximately 53% of its original basis through operations as of December 31, 2005.

Of the three scenarios included in our estimate of future cash flows in step 2(b) above, scenario (iii) yields the lowest value. Thus, in addition to the impairment evaluation performed under the provisions of SFAS No. 144, we also considered an estimate of current value of the Louis Rose Building based on a minimum acceptable as-vacant sale price of $65 per square foot, or approximately $4.6 million, noting that such estimate exceeded the carrying value of the Louis Rose Building of approximately $4.3 million as of December 31, 2005. We substantiated the marketability of our minimum acceptable sale price by noting that it was consistent with sale prices provided by C.B. Richard Ellis for five comparable properties (either vacant or at low occupancy levels) sold during the past 9 months, which range from $35.57 per square foot to $91.47 per square foot.

Based on the results of our evaluations of the Heritage Place Building and the Louis Rose Building for potential impairment, we believe that the disclosures included in our Form 10-K for the year ended December 31, 2005 are adequate and, accordingly, that our previously filed Form 10-K should not be amended. However, we welcome the opportunity to discuss this with you and are available to do so at (770) 449- 7800.

Very truly yours,

/s/ Douglas P. Williams
Douglas P. Williams Principal Financial Officer of Wells Capital, Inc.

cc:	Mr. Leo F. Wells, President, Principal Executive Officer and Sole Director of Wells Capital, Inc.

Mr. Robert E. Bowers, Senior Vice President of Wells Capital, Inc.

Mr. Mark R. Kaspar, Ernst & Young LLP

Mr. Donald Kennicott, Holland & Knight, LLP

Mr. Eric McPhee, Securities and Exchange Commission